

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Robert Rowe
Chief Executive Officer
Global Boatworks Holdings, Inc.
2637 Atlantic Blvd. #134
Pompano Beach, FL 33062

> **Re:** **Global Boatworks Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **File No. 333-205604**

Dear Mr. Rowe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

Business, page 6

1. Please disclose in this section how you plan to pay the unpaid portion of the estimated $71,529.10 costs and expenses of this offering shown on page 46 when you only have $22,500 cash on hand. Please also revise your estimate of how long your cash will last if you intend to pay any portion of the estimated costs and expenses of this offering from cash on hand.

Selling Stockholders, page 20

2. We note your disclosure that all of the selling stockholders had a pre-existing relationship with Mr. Rowe. Please disclose the nature of such pre-existing relationship. See Item

507 of Regulation S-K.

Our Business, page 28

Manufacturing, page 30

3. Please disclose whether you have an agreement in place with Carlos Vilaca & Associates or Senator Group, LLC in order to use their design of the Luxuria model or with Lauderdale Marine Center to build the Luxuria model. If so, please disclose the material terms of such agreements and file such agreements as exhibits or tell us why you believe it is not necessary.

Marketing, page 31

4. You state on page 30 that you will begin marketing your vessels upon commencement of manufacturing. Please revise the timeline in this section to indicate when you estimate that you will have sufficient funds to begin manufacturing one vessel.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

5. To the extent material to an understanding of the company's liquidity and capital resources, please discuss the terms of the promissory note with Financial Innovators Corp. in this section.

6. Please revise your disclosure in this section to address how you intend to meet your obligations under the employment agreements discussed on page 39 given your current financial condition and access to capital.

Plan of Operations, page 36

7. Please provide your cash balance as of a more recent date in this section.

Management, page 37

8. On the signature page, Mr. Rowe is listed as the Acting Chief Financial Officer and the Principal Accounting Officer. If that is correct, please add these titles to the positions shown for him on this page and include such titles in his biography.

Exhibits, page 50

9. Please file the stock subscription agreement with Mr. Silveri and the dockage space agreement with Flagship Marine Bay, LLC as exhibits or tell us why it is not necessary.

Signatures, page 52

10. Please include Mr. Rowe's title of Acting Chief Financial Officer in the second signature block on the signature page.

Exhibit 10.4

11. Please include Exhibit A and re-file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Brenda Hamilton, Esq.